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                            September 29, 2021

       Brad Morse
       Chief Executive Officer
       ACCRETION ACQUISITION CORP.
       410 17th Street, #1110
       Denver, Colorado 80202

                                                        Re: ACCRETION
ACQUISITION CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-258925

       Dear Mr. Morse:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       Capitalization, page 49

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your Certificate of
                                                        Incorporation qualifies
a portion of your redeemable common shares for permanent equity classification in
accordance with ASC 480-10-S99-3A for the following reasons:

                                                              Each redeemable
common share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or by passage of time.
                                                              The intention is
that in all cases the redeemable common shareholders will have their investment
reimbursed, unless they choose otherwise, whether as a result of a
 Brad Morse
ACCRETION ACQUISITION CORP.
September 29, 2021
Page 2
           business combination or as the result of the failure to achieve a business combination.
             The unit of accounting is the individual share as each share has the right to be
           redeemed at the holders    option upon a business combination. While
the Company   s
           Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable common shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

      Please revise your Capitalization table to classify all redeemable common shares as temporary equity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameBrad Morse
                                                            Division of
Corporation Finance
Comapany NameACCRETION ACQUISITION CORP.
                                                            Office of Real
Estate & Construction
September 29, 2021 Page 2
cc:       Sam Seiberling
FirstName LastName